UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Calendar of Corporate Events - 2009

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: Milton Almicar Silva Vargas e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact	name: Jean Philippe Leroy e-mail: 4823.jean@bradesco.com.br telephone number: (55 11) 2178-6229 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published	Diário Oficial do Estado de São Paulo (DOESP) and Diário do Comércio (DC), both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&F (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin-American Market) and making available to Shareholders (Site).	02.02.2009
Publication	02.11.2009
Standardized Financial Statements (DFP), related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&F, CVM and making available to Shareholders (Site)	02.02.2009

../.

Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.2.

Cash Dividends in the allocation of results related to the year ended on 12.31.2008

Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Interest on Own Capital	Notices: 12.21.2007 1.22 and 2.22.2008	114,597,708.31	0.018026250	0.019828875	2.1, 3.3 and 4.1.2008
	Record Date: 1.2, 2.1 and 3.3.2008
(1) Monthly Dividends	(2) Notices: 3.20.2008	348,540,155.05	0.018026250	0.019828875	5.2.2008
	Record Date: 4.1.2008
	(3) Notices: 4.22, 5.23, 6.20, 7.22, 8.22, 9.19, 10.24, 11.21 and 12.23.2008		0.012017500	0.013219250	6.2, 7.1, 8.1, 9.1, 10.1, 11.3, 12.1.2008, 1.2 and 2.2.2009
	Record Date: 5.2, 6.2, 7.1, 8.1, 9.1, 10.1, 11.3, 12.1.2008 and 1.2.2009
Intermediary Dividends 1st half/2008	Special Meeting of the Board of Directors 6.27.2008	387,345,200.22	0.120175000	0.132192500	7.21.2008
Complementary Interest on Own Capital of the year 2008	Special Meeting of the Board of Directors 12.5.2008	1,842,000,000.00	0.571482431	0.628630674	3.9.2009
Obs.:
(1)  The payment of Monthly Dividends in replacement of the Monthly Interest on Own Capital was approved on March 17th, 2008. The change was implemented for dividends paid as of April, which were paid on May 2nd, 2008.

(2)  Dividends related to the month of April/2008 were also paid to shares subscribed in the capital increase approved at the Special Shareholders’ Meeting of January 4th, 2008 and ratified at the Special Shareholders’ Meeting of March 24th, 2008, and approved by the Central Bank of Brazil on March 27th, 2008.

(3)  Adjusted to R$0.012017500 per common share and R$0.013219250 per preferred share from the Dividends related to May/2008, paid on 6.2.2008, due to the 50% bonus share approved in the Special Shareholders’ Meeting held on March 24th, 2008, which just aimed at adjusting the price of the shares in the market to a more attractive level for trading, providing an improved liquidity to the shares. Thus, the shareholders will continue receiving equal amount of Dividends.

../.

Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.3.

Annual Information (IAN), related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&F, CVM and making available to Shareholders (Site)	09.04.2009

Form 20-F, according to the US GAAP, related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&F, CVM, SEC, NYSE, LATIBEX and making available to Shareholders (Site)	06.30.2009

Financial Statements and Consolidated Financial Statements related to the 2nd quarter/2009
Event	Date
Forwarding to BM&F, CVM and making available to Shareholders (Site)	08.03.2009
Publication	08.14.2009

Quarterly Report (ITR)
Event	Date
Forwarding to BM&F, CVM and making available to Shareholders (Site) Relating to 1st quarter/2009	05.04.2009
Relating to 2nd quarter/2009	08.03.2009
Relating to 3rd quarter/2009	11.03.2009

Quarterly Consolidated Financial Statements in English and Spanish
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Shareholders (Site) Relating to 1st quarter/2009	05.04.2009
Relating to 2nd quarter/2009	08.03.2009
Relating to 3rd quarter/2009	11.03.2009

Silence Period prior to the Disclosure of Results
Disclosure of Results	Date
Annual/2008	01.18.2009 to 02.01.2009
Relating to 1st quarter/2009	04.19.2009 to 05.03.2009
Relating to 2nd quarter /2009	07.19.2009 to 08.02.2009
Relating to 3rd quarter/2009	10.19.2009 to 11.02.2009

Disclosure of Results
Event	Date
Annual/2008	02.02.2009
Relating to 1st quarter/2009	05.04.2009

../.

 Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.4.

Relating to 2nd quarter /2008	08.03.2009
Relating to 3rd quarter/2008	11.03.2009

Public Meeting with Analysts

Event	Date
Public Meeting with Analysts, open to other interested parties	02.12.2009 (Thursday) – São Paulo, SP- (INI) -6:30 p.m.
03.03.2009 (Tuesday) – Campinas, SP- (APIMEC/INI) - 6:30 p.m.
03.04.2009 (Wednesday) – Ribeirão Preto, SP- (APIMEC/INI) - 6:30 p.m.
03.05.2009 (Thursday) – Santos, SP- (APIMEC/INI) - 6:30 p.m.
04.14.2009 (Tuesday) – Uberlândia, MG -(APIMEC/INI) - 6:30 p.m.
04.15.2009 (Wednesday) – Juiz de Fora, MG -(APIMEC/INI) - 6:30 p.m.
04.16.2009 (Thursday) – Goiânia, GO - (APIMEC/INI) - 6:30 p.m.
08.11.2009 (Tuesday) – Curitiba, PR -(APIMEC/INI) - 6:30 p.m.
08.12.2009 (Wednesday) – Florianópolis, SC -(APIMEC/INI) - 6:30 p.m.
09.09.2009 (Wednesday) – Fortaleza, CE - (APIMEC) - 6:30 p.m.
09.10.2009 (Thursday) – Brasília, DF - (APIMEC) - 6:30 p.m.
09.15.2009 (Tuesday) – Belo Horizonte, BH -(APIMEC) - 6:30 p.m.
09.22.2009 (Tuesday) – Rio de Janeiro, RJ - APIMEC) - 6:30 p.m.
09.23.2009 (Wednesday) – Porto Alegre, RS -(APIMEC) - 6:30 p.m.
09.29.2009 (Tuesday) – São Paulo, SP - (APIMEC) - 2:00 p.m.
12.08.2009 (Tuesday) – Recife, PE - (APIMEC) - 6:30 p.m.
12.09.2009 (Wednesday) – Salvador, BA - (APIMEC) - 18h30
12.10.2009 (Thursday) – Vitória, ES - (INI/APIMEC) - 6:30 p.m.

../.

Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.5.

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established
Event	Date
Sending of the Notice referred to in Article 133 of Corporate Law to BM&F, CVM, SEC, NYSE and LATIBEX	02.02.2009
Publication of the Notice referred to in Article 133 of Corporate Law	February 3rd, 4th and 5th, 2009
Sending of Board of Director’s proposal for the Special Shareholders’ Meeting to BM&F, CVM, SEC, NYSE and LATIBEX	02.17.2009
Sending of Public Call Notice to BM&F, CVM, SEC, NYSE and LATIBEX	02.17.2009
Publication of Call Notice	February 18th, 19th and 20th, 2009
Date of the Special and Annual Shareholders’ Meetings to be held	03.10.2009
Sending of the main resolutions of the Annual and Special Shareholders’ Meetings to BM&F, CVM, SEC, NYSE and LATIBEX	03.10.2009
Sending of the Minutes of the Annual and Special Shareholders’ Meetings to BM&F and CVM	until 03.20.2009

Board of Directors/Board of Executive Officers’ Meetings already Established
Event	Date
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Intermediary Interest on Own Capital - forwarding of information to BM&F, CVM, SEC, NYSE and LATIBEX	06.12.2009
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&F and CVM	until 06.22.2009
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Intermediary Interest on Own Capital - forwarding of information to BM&F, CVM, SEC, NYSE and LATIBEX	06.26.2009
Sending of the Minutes of the Board of Directors’ Meeting to BM&F and CVM	until 07.06.2009
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Complementary Interest on Own Capital - forwarding of information to BM&F, CVM, SEC, NYSE and LATIBEX	11.20.2009
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&F and CVM	until 11.30.2009

../.

Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.6.

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Complementary Interest on Own Capital - forwarding of information to BM&F, CVM, SEC, NYSE and LATIBEX	12.04.2009
Sending of the Minutes of the Board of Directors’ Meeting to BM&F and CVM	until 12.14.2009

Notices to the Market in compliance with the System for Monthly Payment to Shareholders
Notice Date	Record Date of right	Reference Month	Payment Date
December 23rd/2008	January 2nd/2009	January/2009	February 2nd/2009
January 23rd	February 2nd	February	March 2nd
February 20th	March 2nd	March	April 1st
March 20th	April 1st	April	May 4th
April 24th	May 4th	May	June 1st
May 22nd	June 1st	June	July 1st
June 19th	July 1st	July	August 3rd
July 24th	August 3rd	August	September 1st
August 21st	September 1st	September	October 1st
September 18th	October 1st	October	November 3rd
October 21st	November 3rd	November	December 1st
November 20th	December 1st	December	January 4th, 2010
December 23rd, 2009	January 4th, 2010	January/2010	February 1st, 2010
Type of Share		Per Share
Common Share		R$0.012017500
Preferred Share		R$0.013219250

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer
December 30th, 2008

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.